UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F: ☒             Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐             No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐             No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of Annual General Meeting of Shareholders

Atento S.A. (the “Company”) held its 2017 Annual General Meeting of Shareholders (the “Annual Meeting”) and Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting” and together with the Annual Meeting, the “Meetings”) on May 31, 2017 at the registered office of the Company, 4 rue Lou Hemmer, L-1748 Luxembourg Findel. A total of 71,337,088 of the Company’s ordinary shares, representing approximately 96.52% of the ordinary shares outstanding and eligible to vote and constituting a quorum, were voted at the Meetings.

The Company’s shareholders approved each of the items submitted for approval at the Annual Meeting, as follows:

    ●     Approval of the 2016 Management Report and the Company’s individual and consolidated annual accounts for the financial year ended December 31, 2016, with 71,331,383 votes in favor, 3,700 votes against and 2,005 abstentions;

    ●     Approval of the individual annual accounts of the Company as of December 31, 2016, with 71,331,383 votes in favor, 3,700 votes against and 2,005 abstentions;

    ●     Approval of the allocation of the Company’s annual results of the 2016 financial year, with 71,332,388 votes in favor, 3,700 votes against and 1,000 abstentions;

    ●     Approval of the consolidated annual accounts of the Company as of December 31, 2016, with 71,331,383 votes in favor, 3,700 votes against and 2,005 abstentions;

    ●     Approval of discharge to the members of the Board of Directors, with 71,332,388 votes in favor, 3,700 votes against and 1,000 abstentions;

    ●     Ratification of the mandate of David Garner, with 71,332,388 votes in favor, 3,700 votes against and 1,000 abstentions;

    ●     Renewal of directors as Class III directors for a term ending at the 2020 annual general meeting of shareholders:

    (a)  Francisco Tosta Valim Filho, with 71,320,718 votes in favor, 15,370 votes against and 1,000 abstentions;

    (b)  Melissa Bethell, with 70,439,629 votes in favor, 896,459 votes against and 1,000 abstentions; and

    (c)  Devin O’Reilly, with 71,320,718 votes in favor, 15,370 votes against and 1,000 abstentions;

    ●     Re-appointment of Ernst & Young, a a société anonyme, as the independent registered public accounting firm and approved independent auditor (réviseurs dentreprises agréés) of the Company, with 71,333,388 votes in favor, 3,700 votes against and no abstentions; and

    ●     Approval of the remuneration with respect to the directors of the Company for 2016 and the power granted to the Board of Directors to allocate such amounts between the directors of the Company, with 70,887,028 votes in favor, 450,060 votes against and no abstentions.

The Company’s shareholders approved the item submitted for approval at the Extraordinary Meetiong, as follows:

    ●     Full restatement of the articles of association of the Company without a change to the corporate purpose, with 65,909,192 votes in favor, 4,566,247 votes against and 861,649 abstentions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Mauricio Montilha
Mauricio Montilha
Chief Financial Officer

Date: June 2, 2017

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